Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
Registration No. 333-169248
September 23, 2010
Country Style Cooking Restaurant Chain Co., Ltd.

Country Style Cooking Restaurant Chain Co., Ltd., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents the Company has filed for free by visiting the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: 1-866-500-5408 (Merrill Lynch, Pierce, Fenner & Smith Incorporated) or 1-800-221-1037 (Credit Suisse Securities (USA) LLC) (calling these numbers are not toll free outside the United States). You may also access the Company’s most recent prospectus dated September 23, 2010, which is included in Amendment No. 3 to the Company’s registration statement on Form F-1, or Amendment No. 3, as filed with the SEC via EDGAR, by visiting the SEC website at
http://www.sec.gov/Archives/edgar/data/1499934/000095012310088540/h04215a3fv1za.htm.

On September 14, 2010, the Company filed Amendment No. 1 to its registration statement on Form F-1, including a preliminary prospectus, or the Preliminary Prospectus. This free writing prospectus reflects the following amendments that were made to the Preliminary Prospectus. References to “we,” “us,” “our company” and “our” are used in the same manner as in the Preliminary Prospectus.

Increase in the estimated initial public offering price range

The estimated initial public offering price range, as stated in the Preliminary Prospectus, was between $12.00 and $14.00 per ADS. The estimated initial public offering price range has now been changed to between $14.00 and $16.00 per ADS.

In light of the above change, we have revised the disclosures that are contingent on the estimated initial public offering price range in Amendment No. 3 to the Company’s registration statement on Form F-1 filed with the SEC on September 23, 2010. Set forth below are the revised (1) prospectus front cover page, (2) “Prospectus Summary—the Offering” section, (3) one risk factor in the “Risk Factors” section, (4) “Use of Proceeds” section, (5) “Capitalization” section, (6) “Dilution” section and (7) “Expenses Related to This Offering” section.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus Dated September 23, 2010

5,000,000 American Depositary Shares

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

Representing 20,000,000 Ordinary Shares

This is the initial public offering of American depositary shares, or ADSs, of Country Style Cooking Restaurant Chain Co., Ltd. We are selling 5,000,000 ADSs. Each ADS represents four ordinary shares, par value $0.001 per share.

Prior to this offering, there has been no public market for the ADSs or the ordinary shares. We anticipate that the initial public offering price will be between $14.00 and $16.00 per ADS. Our ADSs have been approved for listing on the New York Stock Exchange under the symbol “CCSC.”

We have granted the underwriters a 30-day option to purchase up to an aggregate of 750,000 additional ADSs from us to cover any over-allotments at the initial public offering price less the underwriting discounts and commissions.

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 10.

Proceeds,
	Initial public	Underwriting discounts	before expenses,
	offering price	and commissions	to us

Per ADS	$	$	$
Total	$	$	$

The underwriters expect to deliver the ADSs to purchasers in U.S. dollars in New York, New York on or about          , 2010.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

BofA Merrill Lynch	Credit Suisse

Cowen and Company	Piper Jaffray

The date of this prospectus is          , 2010

THE OFFERING

Offering price	We currently expect that the initial public offering price will be between $14.00 and $16.00 per ADS.

ADSs offered by us	5,000,000 ADSs

ADSs outstanding immediately after this offering	5,000,000 ADSs (5,750,000 ADSs if the over-allotment option is fully exercised).

Ordinary shares outstanding immediately after this offering	100,080,000 ordinary shares, par value $0.001 per share (103,080,000 ordinary shares if the over-allotment option is fully exercised).

The ADSs	Each ADS represents four of our ordinary shares.

The depositary will hold the ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement between us, the depositary and owners and beneficial owners of ADSs from time to time.

If we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement, as amended.

To better understand the terms of the ADSs, you should carefully read “Description of American Depositary Shares.” You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Reserved ADSs	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of 300,000 ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed share program.

Over-allotment option	We have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of 750,000 additional ADSs at the initial public offering price from us, less underwriting discounts and commissions.

Use of proceeds	Our net proceeds from this offering are expected to be approximately $66.9 million (assuming an initial public offering price of $15.00 per ADS, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us). We plan to use the net proceeds from this offering to open new restaurants, improve and expand our logistics and IT infrastructure and for working capital and other general corporate purposes. For more information, see “Use of Proceeds.”

Lock-up	We have agreed not to sell, transfer or otherwise dispose of any of our ordinary shares, ADSs or similar securities for a period of 180 days after the date of this prospectus. Furthermore, each of our directors, executive officers and existing shareholders has agreed to a similar 180-day lock-up. See “Underwriting.”

Listing	Our ADSs have been approved for listing on the New York Stock Exchange under the symbol “CCSC.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in our ADSs.

Depositary	Citibank, N.A.

The number of ordinary shares that will be outstanding immediately after this offering:

•	assumes that the underwriters do not exercise their over-allotment option to purchase additional ADSs;

•	reflects the conversion of all outstanding Series A preferred shares into 24,000,000 ordinary shares immediately upon the completion of this offering;

•	includes 80,000 restricted shares that will be automatically released from restrictions immediately upon the completion of this offering;

•	excludes 3,934,300 ordinary shares issuable upon the exercise of share options at a weighted average exercise price of $1.07 per ordinary share and 585,000 restricted shares issued under our 2009 share incentive plan that are outstanding as of the date of this prospectus; and

•	excludes 3,120,700 ordinary shares reserved for future grants under our 2009 share incentive plan.

Risks Related to Our ADSs and This Offering

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of approximately $11.43 per ADS (assuming that no outstanding options to acquire ordinary shares are exercised). This number represents the difference between our pro forma net tangible book value per ADS as of June 30, 2010, after giving effect to the conversion of our Series A preferred shares and this offering, and the assumed initial public offering price of $15.00 per ADS, the midpoint of the range shown on the front cover of this prospectus. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon exercise of share options or release of restrictions on restricted shares. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

USE OF PROCEEDS

We estimate we will receive net proceeds from this offering of approximately $66.9 million, or approximately $77.4 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting the underwriting discounts and offering expenses payable by us in this offering. These estimates are based upon an assumed initial offering price of $15.00 per ADS, the midpoint of the range shown on the cover page of this prospectus. A $1.00 change in the initial public offering price would, in the case of an increase, increase, and, in the case of a decrease, decrease the net proceeds of this offering by $4.7 million, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

We plan to use the net proceeds from this offering for the following purposes:

•	approximately $40.1 million to open new restaurants (the estimated costs associated with the opening of a new restaurant are between $0.2 million to $0.3 million);

•	approximately $13.4 million for improving and expanding our logistic infrastructure, including central kitchens (the estimated costs associated with the building of a central kitchen, including land-use right purchase and construction costs, are between $2.5 million to $3.5 million), a national sauce packaging center, regional logistic centers, and IT infrastructure; and

•	the balance for working capital and other general corporate purposes.

The foregoing represents our current intention to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently from as described in this prospectus.

To the extent that the net proceeds of this offering are not immediately applied for the above purposes, we intend to deposit the proceeds into interest bearing bank accounts or to invest in short-term investment grade debt securities.

Since we are an offshore holding company, we will need to make capital contributions and loans to our PRC subsidiaries such that the net proceeds of this offering can be used in the manner described above. Such capital contributions and loans are subject to a number of limitations and approval processes under PRC laws and regulations. We cannot assure you that we can obtain the approvals from the relevant governmental authorities, or complete the registration and filing procedures required to use our net proceeds as described above, in each case on a timely basis, or at all. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2010:

•	on an actual basis;

•	on a pro forma basis to reflect the automatic conversion of all of our outstanding Series A preferred shares into 24,000,000 ordinary shares immediately upon the completion of this offering; and

•	on a pro forma as adjusted basis to reflect (1) the automatic conversion of all of our outstanding Series A preferred shares into 24,000,000 ordinary shares immediately upon the completion of this offering, (2) the issuance and sale of 5,000,000 ADSs we are offering at an assumed initial public offering price of $15.00 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, after deducting underwriting discounts, commissions and estimated offering expenses payable by us and (3) the release of restrictions on 80,000 restricted shares immediately upon the completion of this offering.

You should read this table together with “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of June 30, 2010
			Pro
		Pro	Forma as
	Actual	Forma	Adjusted
	(In thousands of RMB)

Series A preferred shares, par value $0.001 per share, 24,000,000 shares authorized, 24,000,000 shares issued and outstanding	96,949	—	—
Ordinary shares, par value $0.001 per share, 96,000,000 shares authorized, 56,000,000 shares issued and outstanding	420	600	736(3	)(4)
Additional paid-in capital(1)	7,546	104,315	558,696(3	)(4)
Accumulated other comprehensive loss	(2,076)	(2,076)	(2,076)
Retained earnings(2)	54,290	54,290	53,921(4)

Total equity(1)	60,180	157,129	611,277(3	)(4)

Total capitalization(1)	157,129	157,129	611,277(3	)(4)

Notes:

(1)	A $1.00 change in the assumed initial public offering price of $15.00 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease, each of additional paid-in capital, total shareholders’ equity and total capitalization by $4.7 million.

(2)	Includes RMB8.9 million ($1.3 million) million in statutory reserves that are not available for distribution pursuant to PRC law.

(3)	For the RMB453.6 million ($66.9 million) net proceeds, RMB136 thousand are allocated as ordinary share balance based on the par value of the additional ordinary shares issued in the offering and the remaining RMB453,470 thousand are allocated as paid-in capital.

(4)	The release of restrictions on 80,000 restricted shares immediately upon the completion of this offering will result in (i) the increase of ordinary share balance by RMB0.5 thousand, (ii) the increase of additional paid-in capital by RMB911 thousand, and (iii) the decrease of retained earnings by RMB369 thousand due to the related share-based compensation charges.

DILUTION

If you invest in our ADSs, your interest will be diluted for each ADS you purchase to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS immediately after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the net tangible book value per share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of June 30, 2010 was approximately RMB53.9 million ($7.9 million), or RMB0.96 ($0.14) per ordinary share and $0.57 per ADS as of that date. Net tangible book value represents the amount of our total assets, minus the amount of our total liabilities, intangible assets and non-controlling interest. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the conversion of our Series A preferred shares and the proceeds we will receive from this offering after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming an initial public offering price per ordinary share represented by the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus, from such assumed initial public offering price per ordinary share.

Without taking into account any other changes in net tangible book value after June 30, 2010, other than giving effect to (1) the conversion of all of our outstanding Series A preferred shares into 24,000,000 ordinary shares, (2) our sale of the ADSs offered in this offering at the initial public offering price of $15.00 per ADS, the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us and (3) the release of restrictions on 80,000 restricted shares immediately upon the completion of this offering, our pro forma net tangible book value as of June 30, 2010 would have been $89.3 million, or $0.89 per ordinary share and $3.57 per ADS. This represents an immediate increase in net tangible book value of $0.75 per ordinary share and $3.00 per ADS, to the existing shareholders and an immediate dilution in net tangible book value of $2.86 per ordinary share and $11.43 per ADS, to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share	Per ADS

Assumed initial public offering price	$3.75	$15.00
Net tangible book value as of June 30, 2010	$0.14	$0.57
Pro forma net tangible book value after giving effect to the conversion of our Series A preferred shares	$0.28	$1.11
Pro forma net tangible book value after giving effect to the conversion of our Series A preferred shares and this offering	$0.89	$3.57
Amount of dilution in net tangible book value to new investors in the offering	$2.86	$11.43

The following table summarizes, on a pro forma basis as of June 30, 2010, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share/ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

					Average
	Ordinary Shares				Price per	Average
	Purchased		Total Consideration		Ordinary	Price per
	Number	Percent	Amount	Percent	Share	ADS
	(In thousands, except member of shares, per share and per ADS data and percentages)

Existing shareholders	80,080,000	80.0%	$15,605	17.2%	$0.19	$0.78
New investors	20,000,000	20.0%	$75,000	82.8%	$3.75	$15.00

Total	100,080,000	100%	$90,605	100%

A $1.00 change in the assumed public offering price of $15.00 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease our pro forma net tangible book value after giving effect to the offering by $4.7 million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by $0.05 per ordinary share and $0.19 per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by $0.20 per ordinary share and $0.81 per ADS, assuming no charge to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The discussion and tables above also assume no exercise of any outstanding share options. As of the date of this prospectus, there were 3,966,300 ordinary shares issuable upon exercise of outstanding share options at a weighted average exercise price of $1.08 per share and 633,000 restricted shares, and there were 3,120,700 ordinary shares available for future issuance upon the exercise of future grants under our 2009 share incentive plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

EXPENSES RELATED TO THIS OFFERING

The following table sets forth the main costs and expenses, other than the underwriting discounts and commissions, in connection with this offering, which we will be required to pay.

SEC registration fee	$6,560
Financial Industry Regulatory Authority, Inc. filing fee	$9,700
New York Stock Exchange application and listing fee	$125,000
Legal fees and expenses	$1,200,000
Accounting fees and expenses	$500,000
Printing costs	$220,000
Other fees and expenses	$800,000

Total	$2,861,260

All amounts are estimated except the U.S. SEC registration fee, Financial Industry Regulatory Authority, Inc. filing fee and New York Stock Exchange application and listing fee.